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                                                               EXHIBIT 99.(a)(7)

Manor Care, Inc.
11555 Darnestown Road
Gaithersburg, MD 20878-3200
(301) 979-4000

                                                                      MANOR CARE
                                                                 Health Services


NEWSRELEASE

CONTACT: Leigh C. Comas, Vice President, Finance and Treasurer Kimberly A. Holland, Manager, Investor Relations

FOR IMMEDIATE RELEASE

        MANOR CARE ANNOUNCES TENDER OFFER FOR APPROXIMATELY 6% OF THE
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        OUTSTANDING SHARES OF VITALINK PHARMACY SERVICES
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        Gaithersburg, Maryland, April 18, 1997. Manor Care, Inc. (NYSE: MNR), a
national health care provider, today announced that its Board of Directors has authorized a tender offer for up to 1.5 million shares of the common stock of Vitalink Pharmacy Services, Inc. (NYSE: VTK). Manor Care currently owns approximately 11.5 million shares of Vitalink, representing 45% of total shares outstanding.

        The tender price will be $20.00 per share. The offer will commence on Thursday, April 24, 1997, and expire at 12 midnight Eastern Daylight Time on Wednesday, May 21, 1997, unless otherwise extended. If more than 1.5 million shares are tendered, there will be proration. The offer will not be contingent upon a minimum number of shares being tendered and will be subject to customary terms and conditions. The closing price of Vitalink on April 17, 1997 was $17.50.

        Stewart Bainum, Jr., Chairman and Chief Executive Officer of Manor Care, commented, "We believe that the shares of Vitalink represent an excellent investment at these prices. In addition, the purchase of these shares will raise Manor Care's ownership interest in Vitalink above 50%, thereby enabling Manor Care to consolidate Vitalink for financial reporting purposes."

        On February 12, 1997, Vitalink completed a merger with TeamCare, the institutional pharmacy subsidiary of GranCare, Inc. Pursuant to the merger, Manor Care's ownership in Vitalink was reduced from 82% to approximately 45%. With the addition of TeamCare's operations, Vitalink now provides medications, consulting, infusion and other ancillary services to approximately 172,000 institutional beds as well as to home infusion patients through 56 institutional pharmacies and 4 regional infusion pharmacies. Vitalink is the second largest publicly-traded institutional pharmacy company, with revenues exceeding $420 million.

         Manor Care, Inc. is one of the largest long-term care providers in the United States. The Company operates 176 skilled nursing facilities containing 24,200 beds and 30 assisted living facilities containing 3,183 units in 28 states. In addition to its ownership interest in Vitalink, Manor Care also owns a controlling interest in In Home Health, Inc. (Nasdaq:[HH]).